EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2015	2014	2013	2012	2011
Earnings:
Income before assessments	$716	$241	$360	$551	$258
Fixed charges	430	467	605	647	754
Total earnings	$1,146	$708	$965	$1,198	$1,012
Fixed charges:
Interest expense	$429	$466	$604	$646	$753
Estimated rental expense based on an interest factor	1	1	1	1	1
Total fixed charges	$430	$467	$605	$647	$754
Ratio of earnings to fixed charges	2.67	1.52	1.59	1.85	1.34